Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-226895, 333-212261, and 333-176059) of Stagwell Inc. of our report dated June 2, 2020, except for the change in the manner in which the Company accounts for leases as discussed in Note 4 to the consolidated financial statements, except for the effects of the reorganization of entities under common control as discussed in Note 5 to the consolidated financial statements and except for the change in composition of reportable segments as discussed in Note 18 to the consolidated financial statements, as to which the date is January 18, 2021 relating to the financial statements of Stagwell Marketing Group LLC.

/s/ PricewaterhouseCoopers LLP

Washington, D.C.

October 12, 2021